Boontuck Wungcharoen
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

03045555

12g3-2(b) File No.82-4922

Ref No. CN. 442/2003

December 19, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

DEC 1 9 2003

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

08027-1-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Liabilities and Assets [1/]

As at November 30, 2003

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	9,109,277,045.64	Deposits	680,925,938,909.27
Interbank and money market items, net	87,727,310,436.84	Interbank and money market items	7,750,787,922.88
Securities purchased under resale agreements	62,800,000,000.00	Liabilities payable on demand	3,379,500,093.31
Investments, net (with obligations Baht 39,195,133.87)	153,169,405,278.59	Securities sold under repurchase agreements	
Credit advances (net of allowance for doubtful accounts)	469,543,857,194.56	Borrowings	59,901,001,011.76
Accrued interest receivables	1,499,419,944.28	Bank's liabilities under acceptances	695,211,181.20
Properties foreclosed, net	11,394,082,783.84	Other liabilities	13,598,087,791.39
Customers' liabilities under acceptances	695,211,181.20	Total liabilities	766,256,526,869.77
Premises and equipment, net	21,628,344,020.78		
Other assets	9,957,078,711.55	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,846,900.00)	23,540,654,170.00
		Reserves and net profit after appropriation	14,481,559,920.64
		Other reserves and profit and loss account	9,146,045,642.87
		Total shareholders' equity	47,167,259,733.51
Total Assets	813,423,786,603.28	Total Liabilities and Shareholders' Equity	813,423,786,603.28
Customers' liabilities under unmatured bills	3,038,928,204.42	Bank's liabilities under unmatured bills	3,038,928,204.42
Total	816,462,714,807.70	Total	816,462,714,807.70

	Baht
Non-Performing Loans as at September 30, 2003 (Quarterly)	79,495,238,359.44
(15.65% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at September 30, 2003 (Quarterly)	37,925,732,389.14
Actual allowace for doubtful accounts	50,191,602,112.21
Loans to related parties	5,958,019,241.70
Loans to related asset management companies	21,570,000,000.00
Loans to related parties due to debt restructuring	3,877,240,521.22
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,987,145,800.00
Legal capital fund	94,928,986,586.73
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,412,037,745.46
Total liabilities	655,658,766.54
Significant contingent liabilities	
Avals to bills and guarantees of loans	5,464,527,891.61
Letters of credit	9,580,828,336.17

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant